Ford News

Contacts:         Mel Stephens      Christian Vinyard
                  (313) 323-8220    (313) 322-3428

IMMEDIATE RELEASE

FORD REVIEWS STRATEGIC OPTIONS FOR HERTZ

DEARBORN, Mich., Jan. 9, 1997 -- Ford Motor Company today announced that it will review strategic options with respect to The Hertz Corporation which could include a partial sale of the industry's leading rental car company.

"We have two goals for Hertz," said Ed Hagenlocker, Ford vice chairman.
"The first is to retain a strategic interest in the most successful rental car company in the world. At the same time, we want to consider ways to realize Hertz' value for our shareholders."

"Investor interest in the rental car industry and the prices offered for several companies have increased dramatically in the last several months," Hagenlocker said. "These higher values now being placed on rental car companies led us to conclude that the time is right to consider additional options for Hertz."

Hagenlocker cautioned that it is premature to determine whether any actions concerning Hertz will occur, or if they do, when they would occur.

Ford acquired all of Hertz, the industry leader, in 1994. Together with its independent licensees, Hertz operates the largest rental car business in the world. Hertz has posted three consecutive years of record profits, and results for the first nine months of 1996 have come in ahead of last year's.


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